UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-09195
KB HOME 401(k) SAVINGS PLAN
(Full title of the plan)
KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Financial Statements and Supplemental Schedule
KB Home 401(k) Savings Plan
Years ended December 31, 2008 and 2007

KB Home 401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
The Administrative Committee, as Plan Administrator
of the KB Home 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the KB Home 401(k) Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Los Angeles, California
June 26, 2009

KB Home 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets

Investments, at fair value	$105,561,452	$184,776,750
Receivables:
Employer contributions	288,841	—
Other	46,953	93,432

Total assets	105,897,246	184,870,182

Liabilities

Administrative expenses payable	2,513	4,947

Total liabilities	2,513	4,947

Net assets available for benefits	$105,894,733	$184,865,235

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2008	2007
Additions (Deductions)

Contributions:
Plan Participants	$11,192,599	$18,277,037
Employer, net of forfeitures	5,000,705	6,276,601

	16,193,304	24,553,638

Investment income (loss):
Interest and dividends	5,460,557	13,560,288
Net depreciation in fair value of investments	(59,277,283)	(5,583,487)

	(53,816,726)	7,976,801

Benefits paid to Participants	(41,300,194)	(40,027,042)
Administrative expenses	(46,886)	(55,800)

	(41,347,080)	(40,082,842)

Net decrease in net assets available for benefits	(78,970,502)	(7,552,403)

Net assets available for benefits

Beginning of year	184,865,235	192,417,638

End of year	$105,894,733	$184,865,235

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008
1. General Description of the Plan
The KB Home 401(k) Savings Plan (the Plan) is a defined contribution plan in which all eligible employees of KB Home (the Company) may participate on the first day of the month following their date of hire.
Eligible employees who elect to participate in the Plan (each, a Participant) may contribute up to 25% of their annual eligible compensation on a pretax basis. Participants may also contribute up to an additional 15% of their annual eligible compensation on an after-tax basis. All contributions are made by means of payroll deduction and must be in whole percentages. Pretax contributions are eligible for tax deferred treatment up to the limits provided by the Internal Revenue Code (the Code), as adjusted for cost of living.
Effective as of August 1, 2003, each Participant whose designated per payroll period contribution rate is at least 6%, who has attained (or will attain) age 50 before the close of a Plan year and whose contributions for the Plan year will exceed the limits of Code Section 402(g) or other Plan limit, is eligible to make a catch-up contribution in accordance with, and subject to the limitations of, Code Section 414(v).
Unless otherwise elected by its Board of Directors, the Company will match a Participant’s pretax contribution up to 6% of annual eligible compensation (for Participants paid on a commission basis, the Company will match pretax contributions only up to $50,000 of eligible compensation). Subject to applicable Internal Revenue Service (IRS) rules and regulations, Company matching contributions and related investment income vest to Participants over five years.
Rollover contributions transferred from other qualified retirement plans or from individual retirement accounts are accepted as permitted by the Plan.
Plan assets are held in trust by Fidelity Management Trust Company, Inc. (the Trustee). Participants may direct the investment of their contributions among one or more of the several fund options offered by the Plan.
Participants who terminate their employment with the Company may elect to withdraw or rollover their contributions, vested Company contributions, and related investment income. Withdrawals or rollovers (to a separate defined contribution plan or individual retirement account) may be processed without a formerly employed Participant’s consent if the Participant’s vested benefits total less than $5,000. Vested benefits totaling $1,000 or less will be distributed as a lump-sum payment, and vested benefits totaling more than $1,000 but less than $5,000 will

KB Home 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008
1. General Description of the Plan (continued)
be rolled into an individual retirement account. Vested benefits totaling $5,000 or more may be kept in the Plan.
Unvested Company contributions for formerly employed Participants are forfeited and used by the Company to offset future matching contributions. For the years ended December 31, 2008 and 2007, the Company used $2,069,320 and $3,923,917, respectively, of forfeitures to offset matching contributions. The forfeiture balances available to offset future matching contributions were $513,956 and $235,556 at December 31, 2008 and 2007, respectively.
The Plan allows Participants to borrow against their vested benefits and to take hardship withdrawals subject to certain limitations.
As of the date of this report, the Company expects and intends to continue the Plan, but reserves the right to amend, suspend or terminate the Plan (in whole or in part) at any time. In the event of Plan termination, benefits of all affected Participants, if not already so, shall become 100% vested and not subject to forfeiture.
The Company believes that a partial termination of the Plan under the Code and applicable IRS rules and guidance occurred during the year ended December 31, 2008. As a result, the Company believes that certain formerly employed Participants became vested in previously unvested Company contributions, and that the Company will need to restore corresponding forfeited Company contributions of $802,797 to such Participants. To do so, the Company plans to use the forfeiture balance available at December 31, 2008 and to contribute $288,841 to the Plan no later than December 31, 2009.
2. Summary of Significant Accounting Policies
The financial statements of the Plan are prepared on an accrual basis. Investment income is recorded as earned. Distributions of Plan benefits to Participants who withdraw from the Plan are recorded when distributed. Certain administrative expenses of the Plan, such as recordkeeping fees, are paid directly by the Company. Other administrative expenses arising from Participants’ individual elections under the Plan, such as loan administration and withdrawal fees and fees related to the unitized employer stock fund (the KB Home Stock Fund), are paid directly by such Participants.
The financial statements are based on information provided to the Company by the Trustee. Certain adjustments have been made to the information provided by the Trustee in order for the financial statements to conform to the accrual basis of accounting and U.S. generally accepted accounting principles. The preparation of the financial statements in conformity with U.S.

KB Home 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008
2. Summary of Significant Accounting Policies (continued)
generally accepted accounting principles requires Company management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). There was no material impact to the financial statements of the Plan due to the adoption of SFAS No. 157.
3. Fair Value Measurements
SFAS No. 157 provides guidance for using fair value to measure assets and liabilities, defines fair value, establishes a framework for measuring fair value under U.S. generally accepted accounting principles, expands disclosures about fair value measurements, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2	Fair value determined using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

Level 3	Fair value determined using significant unobservable inputs, such as discounted cash flows, or similar techniques.

KB Home 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008
3. Fair Value Measurements (continued)
The following table presents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2008:

	Fair Value Measurements Using
		Significant
	Quoted Prices	Other	Significant
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Money market and mutual funds	$96,037,733	$—	$—	$96,037,733
KB Home Stock Fund	—	5,862,651	—	5,862,651
Participant loans	—	—	3,661,068	3,661,068

Total investments measured at fair value value	$96,037,733	$5,862,651	$3,661,068	$105,561,452

The following table presents a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Participant Loans
Balance as of January 1, 2008	$3,960,563
Issuances, repayments and settlements, net	(299,495)

Balance as of December 31, 2008	$3,661,068

The fair values of money market funds and mutual funds were determined based on quoted market prices. The fair value of the KB Home Stock Fund reflects the combined fair value of the fund’s underlying common stock and cash positions. The market value of the fund’s common stock position is based on published quotations. The fair value of the fund’s cash position includes dividends, expenses and/or other liabilities. Participant loans bear interest at a rate of prime plus 1%, and are valued at amortized cost, which approximates their fair value.

KB Home 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008
4. Investments
The following table presents the fair value of the Plan’s individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2008 and 2007:

	December 31,
	2008	2007
Fidelity Contrafund	$12,302,928	$24,203,495
Fidelity Equity Income	5,659,518	13,765,334
Fidelity Intermediate Bond	7,707,068	9,797,173
Fidelity Low-Priced Stock	*	11,222,298
Fidelity Magellan	7,073,139	19,057,981
Fidelity Retirement Money Market	23,300,434	18,502,094
Templeton Developing Markets A	*	9,592,466
KB Home Stock Fund	5,862,651	*

*	Represents less than 5% of the Plan’s net assets
The Plan’s concentrations of credit and market risk are dictated by its terms, as well as by those of the Employee Retirement Income Security Act of 1974 (ERISA) and an individual Participant’s investment preference. Due to the risks associated with certain Plan investment options and the level of uncertainty related to changes in the value of these investments, it is possible that changes in risks in the near term could materially affect Participants’ account balances and amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
The following table presents the net appreciation (depreciation) of the Plan’s investments (including investments bought, sold, and held during the year) for the years ended December 31, 2008 and 2007:

	Years ended December 31,
	2008	2007
Money market and mutual funds	$(56,503,514)	$4,984,887
KB Home Stock Fund	(2,773,769)	(10,568,374)

Total	$(59,277,283)	$(5,583,487)

KB Home 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008
5. Tax Status of the Plan
The Plan has received a determination letter from the IRS dated February 28, 2002 stating that the Plan is qualified under Code Section 401(a) and, therefore, the related trust is exempt from taxation. Subsequent to this IRS determination, the Plan from time to time has been amended (and/or restated). The Plan received an updated determination letter from the IRS dated January 23, 2009 reaffirming that the Plan is qualified under Code Section 401(a). The Plan is required to operate in conformity with the Code to maintain its qualification. The Trustee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. As of the date of this report, the Company intends to take any necessary steps to maintain the qualified status of the Plan.
6. Legal Matter
Bagley, et al., v. KB Home, et al.
This lawsuit was initially filed on March 16, 2007 against the Company, its directors, and certain of its current and former officers, and members of the Plan’s Administrative Committee. On March 17, 2008, the two existing plaintiffs, together with two additional plaintiffs, filed a first amended complaint. The plaintiffs, who claim to be former employees of the Company who participated in the Plan, allege on behalf of themselves and on behalf of all others similarly situated that all defendants breached fiduciary duties owed to them and purported class members under the ERISA by failing to disclose information to and providing other misleading information to Participants in the Plan about the Company’s alleged prior stock option backdating practices.  Plaintiffs also allege that defendants breached their fiduciary duties by failing to remove the Company’s common stock as an investment option under the Plan.  The Plan itself is not named as a defendant. The plaintiffs seek unspecified money damages and other equitable relief. The outcome of the matter, if any, is unknown, but it is not expected to have a material impact on the net assets of the Plan.

KB Home 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008
7. Reconciliation to Form 5500
The following table presents a reconciliation of net assets available for benefits per the Plan’s financial statements to the Plan’s Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the Plan’s financial statements	$105,894,733	$184,865,235
Less contribution receivable at end of year	(288,841)	—
Less benefits payable at end of year	(118)	(33,314)

Net assets available for benefits per the Plan’s Form 5500	$105,605,774	$184,831,921

The following table presents a reconciliation of contributions per the Plan’s financial statements to the Plan’s Form 5500:

	Years ended December 31,
	2008	2007
Contributions per the Plan’s financial statements	$16,193,304	$24,553,638
Less contribution receivable at end of year	(288,841)	—

Contributions per the Plan’s Form 5500	$15,904,463	$24,553,638

The following table presents a reconciliation of benefits paid to Participants per the Plan’s financial statements to the Plan’s Form 5500:

	Years ended December 31,
	2008	2007
Benefits paid to Participants per the Plan’s financial statements	$41,300,194	$40,027,042
Less benefits payable at the beginning of year	(33,314)	—
Add benefits payable at end of year	118	33,314

Benefits paid to Participants per the Plan’s Form 5500	$41,266,998	$40,060,356

Supplemental Schedule

KB Home 401(k) Savings Plan
EIN: 95-3666267      Plan Number: 001
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of Issuer,	Description of Investment Including
Borrower, Lessor,	Maturity Date, Rate of Interest,	Shares/		Current
or Similar Party	Collateral, Par, or Maturity Value	Units	Cost	Value
American Beacon	American Beacon Small Cap Value	141,045.634	**	$1,660,107
Dimension Capital Management	Dimension US Large Cap Value	65,971.013	**	884,671
Fidelity Investments*	Fidelity Asset Manager	345,690.265	**	3,747,282
Fidelity Investments*	Fidelity Consumer Discretionary	10,566.550	**	144,234
Fidelity Investments*	Fidelity Contrafund	271,827.841	**	12,302,928
Fidelity Investments*	Fidelity Equity Income	183,333.913	**	5,659,518
Fidelity Investments*	Fidelity Financial*	9,719.137	**	453,592
Fidelity Investments*	Fidelity Freedom Income	37,784.957	**	361,224
Fidelity Investments*	Fidelity Freedom 2000	22,491.938	**	226,044
Fidelity Investments*	Fidelity Freedom 2010	83,170.377	**	861,645
Fidelity Investments*	Fidelity Freedom 2020	205,445.420	**	2,064,726
Fidelity Investments*	Fidelity Freedom 2030	200,132.308	**	1,953,291
Fidelity Investments*	Fidelity Freedom 2040	352,511.315	**	1,970,538
Fidelity Investments*	Fidelity Healthcare	17,792.480	**	1,441,013
Fidelity Investments*	Fidelity Industrials	50,069.639	**	657,915
Fidelity Investments*	Fidelity Intermediate Bond	847,862.291	**	7,707,068
Fidelity Investments*	Fidelity Low-Priced Stock	226,860.089	**	5,245,005
Fidelity Investments*	Fidelity Magellan	154,233.285	**	7,073,139
Fidelity Investments*	Fidelity Natural Resources	126,951.311	**	2,390,493
Fidelity Investments*	Fidelity Overseas	133,179.482	**	3,340,142
Fidelity Investments*	Fidelity Retirement Money Market	23,300,434.410	**	23,300,434
Fidelity Investments*	Fidelity Technology	15,606.291	**	618,946
Fidelity Investments*	Fidelity Utilities Growth	16,127.886	**	649,309
Legg Mason	Legg Mason Partners Aggressive Growth	49,569.327	**	3,342,460
Harbor Funds	Harbor International	56,548.776	**	2,268,737
Managers Investment Group	Managers Fremont Institutional Micro-Cap	51,503.925	**	363,103
Fidelity Investments*	Spartan US Equity Index	72,763.074	**	2,321,142
Franklin Templeton Investments	Templeton Developing Markets A	235,172.882	**	3,029,027
Company Stock*	KB Home Stock Fund
	KB Home Common Stock	409,952.000	**	5,583,546
	Fidelity-Cash-interest bearing			279,105
Participant Loans*	Individual participant loans with interest rates ranging from 5.00% to 9.25% and maturity dates through 2023			3,661,068

				$105,561,452

*	Party-in-interest to the Plan.

**	Participant-directed investments, cost information is omitted.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KB Home 401(k) Savings Plan
	By:	KB Home
Plan Administrator

Dated: June 26, 2009	By:	/s/ WILLIAM R. HOLLINGER
William R. Hollinger
Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

		Sequentially
Exhibit No.	Description	Numbered Page

23.1	Consent of Independent Registered Public Accounting Firm	14